



DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

FOR BETTER CLARIFICATION AND CONCISENESS, THIS NEWS RELEASE IS IN SUBSTITUTION FOR NEWS RELEASE, JUNE 14, 2005.

June 16, 2005

TSX Venture: DTA
No. of Pages: 2

HIGHLIGHTS OF MINI BULK TEST AND NQ CORE DRILLING, WINTER AND SPRING 2005, DO-27 MAIN VENT, NWT

QUOTE:

"This kimberlite deposit contains ore grades and commercial gem diamonds in a crater complex of significant size and depth."

From Peregrine Diamonds Inc.'s ("Peregrine") news release of June 14, 2005. Quote by Howard Cooper Smith, an international diamond expert, consultant to Peregrine.

- **Core drilling extends depth of DO-27 kimberlite to over 465 meters.**
- **DO-27 main vent was tested and returned an average grade of 0.98 carat per tonne.**
- **A total of 1,806 diamonds were recovered using a one-millimeter screen.**
- **A total of 21 stones larger than one-half carat were recovered.**
- **The largest stones came from the central volcanic kimberlite facies.**
- **Grade and number of stones per tonne increased 3 fold from the 1994 bulk test.**
- **The four largest stones were:**
  a 2.93-carat, light brown, flattened octahedron,
  a 2.66-carat, off-white, tetra hexahedron,
  a 1.85-carat, clean, white octahedron, and
  a 1.62-carat, clean, white, complex tetra hexahedron.
- **Carried for the next $500,000 of exploration expenditures.**

SUMMARY OF PEREGRINE'S PRESS RELEASE, JUNE 14, 2005

The central portion of the DO-27 main vent was tested during the 2005 program and returned an **average grade of 0.98 carats per tonne**. The DO-27is located within 23 km of the Diavik Mine, and is one of the largest in the Lac de Gras area.

Peregrine completed six large diameter (13 ¾ inch) RC drill holes in the DO-27 main vent during early 2005 and recovered 151.27 dry tonnes of kimberlite which was processed at the Ekati™ Diamond Mine.

Two kimberlite phases were intersected in the portion of the pipe tested by the RC drilling. Holes RC 1, 2, 4, 5, and 6 sampled a layered sequence of primary pyroclastic tuffs in the central portion of the pipe rich in chrome diopside and pyrope. RC 3, the southernmost hole of the program, intersected a completely different volcaniclastic kimberlite facies with high concentrations of fresh olivine. The individual grades

and specific diamond information for the six RC holes are summarized below:

DO-27 - Pyrope, Chrome Diopside-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 1	209	45.74	47.32	**1.03**	4	2.93, 1.62
RC 2	124	28.96	27.66	**0.96**	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	**1.00**	1	2.66
RC 5	83	12.20	11.66	**0.96**	3	0.76
RC 6	77	9.54	7.4	**0.78**	1	0.5
Total/Average		108.47	106.03	**0.98**	14	

DO-27 - Fresh Olivine-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 3	190.5	42.80	29.93	**0.70**	7	0.98

A total of 1806 diamonds were recovered using a 1mm screen. A total of 21 stones larger than one-half carat were recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

The diamonds will now be sent to a number of internationally recognized diamond valuators for complete valuations.

Peregrine also completed a program of three core holes at the main vent of DO-27 to obtain geological information on lithological variations detected in the RC drilling. This program has extended information on the pipe from a previous depth of 215 to more than 465 meters.

Peregrine is planning a full delineation drill program for both DO-27 and the nearby DO-18 pipe, starting July, 2005. DO-18, located 700 meters to the north of DO-27, occurs on land under a thin veneer of till cover. Microdiamond grades as high as 1.41 carats per tonne over 242 meters were reported at the DO-18 from several diamond drill holes completed by Kennecott in 1993.

By funding the next $500,000 of core drilling at DO-27, Peregrine will have completed its obligations in regards to the bulk sampling program and increase its interest in the project to 54.475% with the other partners' interests as follows: DHK Diamonds Inc. 20% (Dentonia has 1/3 equity interest in DHK), Archon Minerals Ltd. 13.275%, Aber Diamond Corp. 7.35% and SouthernEra Diamonds Inc. 4.9%.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President



DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4

Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

June 14, 2005

TSX Venture: DTA
No. of Pages: 3

NEWS RELEASE

2005 BULK SAMPLE OF DO-27 GRADES AN AVERAGE OF 0.98 CARATS/TONNE

CORE DRILLING EXTENDS DEPTH OF KIMBERLITE TO OVER 465 METERS

RESOURCE DELINEATION CORE DRILLING PROGRAM TO BEGIN IN JULY

Dentonia Resources Ltd. ("Dentonia"), a 1/3 equity shareholder in DHK Diamonds Inc., has been advised by Peregrine Diamonds Inc., the operator, as follows:

"Eric Friedland, President, Alan Carter, Chief Operating Officer, and Jennifer Pell, Vice-President Exploration-Diamonds, of Peregrine Diamonds Ltd., are very pleased to announce the diamond results of the 2005 mini-bulk sample of the DO-27 kimberlite pipe, which is located 23 kilometers southeast of the Diavik™ Diamond Mine, N.W.T., Canada, and only 11 km, via spur road, off of the main Tibbitt to Contwoyto ice road. The DO-27 pipe, which is made up of a main vent and a subsidiary northeastern vent, comprises the southern lobe of what has been previously referred to as the Tli Kwi Cho kimberlite complex. The central portion of the DO27 main vent was tested during the 2005 program and returned an **average grade of 0.98 carats per tonne**. The main vent of DO-27 alone has a surface expression of over 400 meters by 200 meters (>6 hectares) and, combined with the northeastern subsidiary vent, has a surface area of around 9 hectares.

As outlined in a press release dated April 19th, 2005, Peregrine completed six large diameter (13 ¾ inch) RC drill holes in the DO-27 main vent during early 2005. This amounted to 151.27 dry tonnes of kimberlite which was subsequently processed at the Ekati™ Diamond Mine. The tonnages were calculated using measured and estimated hole dimensions and measured specific gravities. Three N.Q. core drill holes were also completed to give geological control on the RC drilling and to provide additional information about the pipe at depth.

Two different primary pyroclastic kimberlite phases were intersected in the portion of the pipe tested by the RC drilling. Holes RC 1, 2, 4, 5, and 6 sampled a layered sequence of primary pyroclastic tuffs in the central portion of the pipe that were rich in chrome diopside and pyrope and contained lesser amounts of fresh olivine. RC 3, the southernmost hole of the program, intersected a completely different volcaniclastic kimberlite facies with high concentrations of fresh olivine. The individual grades and specific diamond information for the six RC holes are summarized below:

DO-27 - Pyrope, Chrome Diopside-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 1	209	45.74	47.32	**1.03**	4	2.93, 1.62
RC 2	124	28.96	27.66	**0.96**	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	**1.00**	1	2.66
RC 5	83	12.20	11.66	**0.96**	3	0.76
RC 6	77	9.54	7.4	**0.78**	1	0.5
Total/Average		108.47	106.03	**0.98**	14	

DO-27 - Fresh Olivine-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 3	190.5	42.80	29.93	**0.70**	7	0.98

A total of 1806 diamonds were recovered using a 1mm screen. A total of 21 stones larger than one-half carat were recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

The diamonds will now be sent to a number of internationally recognized diamond valuators for complete valuations.

The DO-27 kimberlite was discovered in 1993 by Kennecott Canada Exploration Inc. (KCEI) and partners, and returned promising microdiamond results through core drilling, which encouraged KCEI to forgo a mini-bulk sample stage via large diameter surface drilling, and instead move directly to an underground bulk sampling program in 1994. Technical problems encountered underground resulted in the sample being collected in the northeastern subsidiary vent, and not from the central portion of the main vent as originally intended. Grades of 0.36 carats per tonne were obtained from the subsidiary vent and the project was subsequently abandoned. The main vent of DO-27 was never tested during the 1994 program. Peregrine's results contrast with KCEI's previous results from the peripheral kimberlite facies and **confirm that the DO-27 kimberlite contains a large and high grade central portion to the pipe.**

Commenting on the results, Mr. Howard Coopersmith, an international diamond expert with over 30 years experience and a consultant to Peregrine Diamonds said "Peregrine's samples confirm that the grade and diamonds are significantly different and better than the previous KCEI sample. This kimberlite deposit contains ore grades and commercial gem diamonds in a crater complex of significant size and depth".

Peregrine also completed a program of three N.Q. diamond drill holes at DO-27 designed to test the depth of the kimberlite and to obtain geological information on lithological variations detected in the RC drilling. A total of 750 meters was drilled during April and May with the **deepest hole drilled to 465 meters of depth and ending in kimberlite** and a second hole drilled to 230 meters, which also ended in

kimberlite. This program has significantly extended the known depth of the DO-27 kimberlite, which was previously drilled to a maximum depth of 215 meters.

The N.Q. core will be sent for caustic fusion micro-diamond analysis which will provide further information regarding the deeper levels in the pipe.

Peregrine intends to pursue an extended program of diamond drilling at both DO-27 and the nearby DO-18 pipe (the northern lobe of the Tli Kwi Cho complex) starting July, 2005. DO-18, located 700 meters to the north of DO-27, occurs on land under a thin veneer of till cover. Microdiamond grades as high as 1.41 carats per tonne over 242 meters were reported at DO-18 from several diamond drill holes completed by KCEI in 1993.

The joint venture partners have agreed that in exchange for sole funding the next $500,000 of core drilling at DO-27, Peregrine will have completed its obligations in regards to the bulk sampling program as outlined in their Amending Agreement dated September 20th, 2004. Peregrine's interest in the project has therefore now increased to 54.475% plus Operatorship. The other partners' project interests are now as follows: Archon Minerals Ltd. 13.275%, Aber Diamond Corp. 7.35%, DHK Diamonds Inc. 20%, and SouthernEra Diamonds Inc. 4.9%.

Dr. Jennifer Pell, P.Geo., is the Qualified Person who oversaw the entire program at DO-27. Mr. Howard Coopersmith of Coopersmith & Associates, Colorado, provided audits on the sample protocols and procedures. AMEC Americas Limited in Vancouver audited the drilling and sampling protocols as well as provided quality assurance/quality control audits on the actual drilling, sampling, and evaluating procedures."

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President